EAGLE CAPITAL GROWTH FUND, INC.

Exhibit 99.77Q2 ITEM 405

Section 16(a) Beneficial Ownership Reporting Compliance

         Directors and officers of the Fund and certain of its affiliates and beneficial owners of more than ten percent of the Common Stock are required to file initial reports of ownership of the Common Stock pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended.

         The Fund has reviewed such reports received by it and written representations of such persons who are known by the Fund, and based solely upon such review, the Fund believes that during the year ended December 31, 2008, all such reports we timely filed except one report by a Director of the Fund and one report by the President of the Fund.